FORM 4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17 (a) of the Public Utility Holding Company Act of 1935
or Section 30 (f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
Kevin T. Kelly
12919 Carter
Overland Park, KS 66213
2. Issuer Name and Ticker or Trading Symbol
Ferrellgas Partners, L.P. "FGP"
3. IRS or Social Security Number of Reporting Person
###-##-####
4. Statement for Month/Year
12/04/98
5. If Amendment Date of Original
N/A
6. Relationship of Reporting Person to Issuer
Officer - Chief Financial Officer
7. Individual or Joint/Group Filing
Form filed by One Reporting Person

TABLE I - Non-Derivative Securities Acquired,
Disposed of, or Beneficially Owned
1. Title of  Security
Common Units
2. Transaction Date
12/04/98
3. Transaction Code
P
4. Securities Acquired (A) or Disposed of (D)
265
(A) or (D)
A
Price
$18.50
5. Amount of Securities Beneficially Owned at End of Month
265
6. Ownership Form: Direct (D) or Indirect (I)
7. Nature of Indirect Beneficial Ownership
N/A

FORM 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
  (e.g., puts, calls, warrants, options, convertible securities)


1.	Title of Derivative Security (Instr. 3)
2.	Conversion or Exercise Price of Derivative Security
3.	Transaction Date (Month/Day/Year)
4.	Transaction code (Instr. 8)
5.	Number of Derivative Securities Acquired
   (A) or Disposed of (D) (Instr. 3,4, and 5)
6.	Date Exercisable and Expiration Date (Month/Day/Year)
7.	Title and Amount of Underlying Securities (Instr. 3 and 4)
8.	Price of Derivative Security (Instr. 5)
9.	Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)
10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)
11.	Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses:


/s/ Kevin T. Kelly     	     	 12/4/98
--------------------        	 	--------
Signature of Reporting Person   	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
 Violations.

 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


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